Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

September 13, 2011

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced an update regarding its activities in Mexico at the La Parrilla Silver Mine and a new NI 43-101 Reserve/Resource update.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

See Schedule “A” attached hereto.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

September 13, 2011

SCHEDULE “A”
FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE - AG
TSX – FR	September 13, 2011
Frankfurt – FMV (WKN: A0LHKJ)

Mill Capacity at La Parrilla to reach 2,000 tpd following
Positive NI 43-101 Pre-feasibility Study

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce an update regarding its activities in Mexico at the La Parrilla Silver Mine and a new NI 43-101 Reserve/Resource update.

REPORTED HIGHLIGHTS

  Silver Equivalent Reserves increases 607% to 37.1M ounces
  Silver Equivalent Measured & Indicated Resources decreased by 74% to 8.1M ounces, resulting from a large portion being upgraded to Reserves
  Silver Equivalent Inferred Resources increased by 16% to 61.2M ounces
  Dual-processing mill capacity to reach 2,000 tonnes per day (1,000 tpd flotation; 1,000 tpd cyanidation) by December 31st , 2011
  Total Estimated Production of over 3M ounces pure silver annually plus approximately 6.0M pounds of lead and 4.8M pounds of zinc over LOM
  Life of Mine (LOM) increases from 2 years to 14 years
  Post Tax NPV at 5% discount = US$78.6M with an IRR of 40% using $23.85 silver price
  Cash Costs of $4.16 per ounce of silver on a by-product basis

To date, the La Parrilla resource development has exceeded management’s expectations due to the continued success of the Company’s current drill program. The Company’s exploration and development efforts have seen exceptional results in upgrading Measured and Indicated Resources to Proven and Probable Reserves. This positive development has resulted in the life of mine (LOM) being extended to fourteen years from the previously disclosed LOM of two years in the 2008 Technical Report.

This new NI 43-101 Technical Report only considers exploration and development work completed up to the cut-off date of June 30th, 2011. The new Reserve / Resource estimates as at cut-off consist of 37.1 million ounces of silver equivalent in Proven and Probable Reserves, which represents a significant increase of 607% percent over previously reported estimates; 8.1 million ounces of silver equivalent in Measured and Indicated Resources, representing a decrease of 74% from the 2008 estimates; plus 61.2 million ounces contained in Inferred Resources representing a 16% increase from the previous estimate. It should also be noted that this significant increase in Reserves comes after continuous mining and production since the previous NI 43-101 released over three years ago which demonstrates not only the Company’s ability to identify and process undefined Reserves but the potential of this prolific region of Durango.

Keith Neumeyer, CEO and President of First Majestic Silver, states: “This new Reserve / Resource estimate validates our decision to invest over $40 million to increase the capacity of this operation to 2,000 tpd from the previously announced 1,600 tpd. We are extremely pleased with La Parrilla’s results and look forward to the increases in production coming in the next few quarters and the release of updated NI 43-101’s on the Company’s remaining four assets.”

The following summary tables were taken from the complete La Parrilla Silver Mine NI 43-101 Technical Report prepared by Pincock Allan & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report which can be viewed on SEDAR (www.sedar.com) and the Company's web site at www.firstmajestic.com.

UNDERGROUND PROVEN AND RESERVES

Mineralization	Category	Tonnes	Grade				Recoverable Silver(1)
Type			Au g/tonne	Ag g/tonne	Lead %	Zinc %	Silver Only (1)	Silver Equiv (2)
Oxides	Proven	241,800	0.00	211	0.80	0.11	1,065,000	1,090,200
Oxides	Probable	895,100	0.06	210	0.18	0.04	3,931,300	4,024,800
Sulfides	Proven	397,800	0.00	247	1.71	0.96	2,595,000	3,077,413
Sulfides	Probable	3,727,200	0.01	195	1.32	1.87	19,175,700	24,889,100
TOTAL UG	P&P	5,261,900	0.02	202	1.13	1.41	26,767,000	33,029,100

Notes: Rounded totals
(1).-Recov. Silver= Ag -Recovery (65%-oxides; 82%-sulfides)-S&R charges (Oxides=0.005%; Sulfides=0.05%); Payable Pb=39 g/t-Ag; Zn = 2 g/t-Ag.
(2).- Oxides = Silver(Met recov=65%)-Smelter & Ref (0.995) + Payable Gold=5 g/t-Ag
(2).-Sulfides = Recoveries Ag (82%; payable 95%); Payable Pb=39 g/t-Ag; Zn = 2 g/t-Ag (Vacas 97.8 g/t-Ag).

OPEN PIT PROVEN AND PROBABLE RESERVES (1)

Mineralization	Category	Tonnes	Grade				Recoverable Silver(1)
Type			Au g/tonne	Ag g/tonne	Lead %	Zinc %	Silver Only (1)	Silver Equiv (2)
Oxides	Proven	505,600	-	114	-	-	1,196,200	1,277,400
Oxides	Probable	1,268,600	-	98	-	-	2,583,600	2,787,500
TOTAL OP	P&P	1,774,156	-	102	-	-	3,779,800	4,064,900

Notes: Rounded totals
(1).- Oxides = Silver(Met recov=65%)-Smelter & Ref (0.995) + Payable Gold=5 g/t-Ag; Cutoff = 33 g/t-Ag only.

UNDERGROUND MEASURED AND INDICATED RESOURCES

Mineralization	Category	Tonnes	Grade				Contained Silver "In Situ" (1)
Type			Au g/tonne	Ag g/tonne	Lead %	Zinc %	Silver Only (1)	Silver Equiv (2)
Oxides	M+I	250,000	0.01	153	1.91	1.49	1,229,000	1,269,100
Sulfides	M+I	837,100	0.03	143	1.88	5.46	3,860,500	6,807,500
TOTAL UG	M+I	1,087,100	0.03	146	1.89	4.54	5,089,500	8,076,600

Notes: Cut off=Sulfides $74.12/tonne (Ag only-3.96%; Zn only-4.16%; Zn Vacas-6.65%); Oxides Ag only=87 g/t; Ag+Au=82 g/t
(1).- Contained Silver "In Situ" only. No recoveries are considered in the Resources. Rounded totals.
(2).- Contained Ag Eq. "In Situ"=Oxides Ag+Payable Au=5 g/t-Ag. Sulfides=Payable Pb=39g/t-Ag; Zn=2 g/t-Ag (Vacas 97.8 g/t-Ag)

UNDERGROUND INFERRED RESOURCES

Mineralization	Category	Tonnes	Grade				Contained Silver "In Situ" (1)
Type			Au g/tonne	Ag g/tonne	Lead %	Zinc %	Silver Only (1)	Silver Equiv (2)
Oxides	Inferred	1,605,600	0.04	206	0.31	0.14	10,653,500	10,905,800
Sulfides	Inferred	6,447,600	0.00	170	1.26	1.59	35,105,200	46,033,500
TOTAL UG	Inferred	8,053,200	0.01	177	1.02	1.30	45,758,700	56,939,300

Notes: Inferred Resources do not have economic value
(1).- Contained Silver "In Situ" only. No recoveries are considerd. Rounded totals.
(2).- Contained Ag Eq. "In Situ"=Oxides Ag+Payable Au=5 g/t-Ag. Sulfides=Payable Pb=39g/t-Ag; Zn=2 g/t-Ag (Vacas 97.8 g/t-Ag)

OPEN PIT INFERRED RESOURCES

Mineralization	Category	Tonnes	Grade				Contained Silver "In Situ" (1)
Type			Au g/tonne	Ag g/tonne	Lead %	Zinc %	Silver Only (1)	Silver Equiv (2)
Oxides	Inferred	1,293,600	0.00	99	0.00	0.00	4,100,400	4,308,300
TOTAL UG	Inferred	1,293,600	0.00	99	0.00	0.00	4,100,400	4,308,300

Notes: Inferred Resources do not have economic value
(1).- Contained Silver "In Situ" only. No recoveries are considerd. Rounded totals.
(2).- Contained Ag Eq. "In Situ"=Oxides Ag+Payable Au=5 g/t-Ag. Cut off grade Ag-33 g/t only.

As previously disclosed, the Company stated it had decided to expand the La Parrilla operation from 850 tpd to 1,600 tpd. This construction project commenced in December 2010 and is progressing very well. The purpose of this new Technical Report was multi-fold; 1) to update Reserves and Resources to bring estimates current, 2) to confirm the economics of a

2,000 tpd operation, 3) to outline the budget for the remainder of 2011 and all of 2012 showing the upgrade of the underground, construction of a new shaft and installation of an underground rail system. This report only includes work completed from January 2010 to June 2011 which amounted to 37 diamond drill holes consisting of 6,373 metres and 3,080 metres of underground mine development. Currently, five drill rigs are operating at La Parrilla. A total of 20,000 metres of drilling is planned for the remainder of 2011 and 2012 representing the continuation of an aggressive investment at La Parrilla. Since June 30th, an additional 9 holes have been drilled equalling 3,334 metres. The focus during this expended exploration program will be the Quebradillas, Vacas, San Marcos, La Blanca mines and the Cerro Santiago, Víboras, San Nicolás, Sacramento areas plus the first regional exploration undertaken on this very large 69,451 hectare property.

Current Expansion Program

The current mill expansion program to 2,000 tpd, anticipated to be reached by year end, also includes a significant upgrading and consolidation of the various mine operations of La Parrilla. The La Parrilla is a complex of five mines surrounding the mill. A key component of mine planning is the consolidation of all the mine operations by the construction of a large shaft and connecting all the mines with an underground rail system. The shaft construction will be at Rosario, being closest to the mill, to Level 11. Upon completion, all underground mining areas will be connected and ore haulage will be via underground trains, which will tram the ore from ore-passes to a new shaft, now under construction. The ore haulage system will ultimately extend under the San Marcos, Quebradillas and Vacas mine areas, as well as under the Rosa-Rosarios and La Blanca-San José areas. The principal advantage is the consolidation of all underground operations to one main hoisting shaft which will dramatically improve efficiencies and have a positive impact on costs.

Based on the new current Reserves for La Parrilla and economic evaluation, an LOM production plan was completed. This new NI 43-101 Technical Report defines the Pre-Feasibility Study for the planned operation being extended to the year 2024, based on the 2,000 tonnes per day production rate, up from the previously announce LOM of two years. The Reserves from the low-grade open pit oxides are planned to be mined by 2018. The budgeted exploration program is $3.0 million per year with an additional $6.6 million for the remainder of 2011 and 2012. Given the excellent potential near the current mining areas and within the La Parrilla mining district, Pincock Allan & Holt believes that significant mineral resources can be found and developed quickly. Obviously, additional resources will result in added mine life. Underground mines similar to La Parrilla generally carry Reserves for a period of 3 to 5 years. During the period of 2004 to 2011, the Company has replaced all Reserves mined and has continued increasing the Reserves and the life of mine.

The estimated capital cost for this expansion, which was started in December 2010 and is anticipated to be completed by the end of 2012 is estimated at $67.5 million. Total Capital over LOM of 14 years, to 2024, amounts to approximately $169.5 million and includes the new 2,000 tpd dual processing mill, new mine and plant equipment costs, mine development for both open pit and underground mines, as well as on-going exploration, tailings expansion and sustaining capital. The resulting internal rate of return comes in at a robust 40% using US$23.85 per ounces silver.

The Company's independent Qualified Persons under the policies of National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt, who are employees of PAH and are independent of the Company.

First Majestic is a producing silver company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.